UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                                NextHealth, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                    65333G105
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                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                             Morgan, Lewis & Bockius
                             801 South Grand Avenue
                          Los Angeles, California 90017
                                 (213) 612-2500
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


785517.2

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--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  2   of  7  Pages
                        (Amendment No. 1)
--------------------                              -----------------------------



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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Apollo Real Estate Investment Fund II, L.P.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  / /
                                                               (b)  /X/

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3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
                    WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
                          7          SOLE VOTING POWER
                                          5,206,500
       NUMBER OF
         SHARES           8          SHARED VOTING POWER
      BENEFICIALLY                        0
        OWNED BY
          EACH            9          SOLE DISPOSITIVE POWER
       REPORTING                          5,206,500
      PERSON WITH
                         10          SHARED DISPOSITIVE POWER
                                          0

-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,206,500
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*            / /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    37.83%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


785517.2

--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  3   of  7  Pages
                        (Amendment No. 1)
--------------------                              -----------------------------



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Apollo Real Estate Advisors II, L.P.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    / /
                                                                    (b)    /X/

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
                             WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)     / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                         5,206,500
       NUMBER OF
         SHARES           8          SHARED VOTING POWER
      BENEFICIALLY                       0
        OWNED BY
          EACH            9          SOLE DISPOSITIVE POWER
       REPORTING                         5,206,500
      PERSON WITH
                         10             SHARED DISPOSITIVE POWER
                                         0
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,206,500
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*       / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    37.83%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


785517.2

--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  4   of  7  Pages
                        (Amendment No. 1)
--------------------                              -----------------------------



-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AP NH LLC
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                       (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)     / /

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
                                           5,106,500
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                               -0-
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                                5,106,500

                            10        SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,106,500
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   37.38%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          00
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


785517.2

--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  5   of  7  Pages
                        (Amendment No. 1)
--------------------                              -----------------------------


Item 4.  Purpose of Transaction.

               This Statement is being amended to disclose that the Reporting Persons intend to purchase, from time to time in open market or privately negotiated transactions, up to 1,000,000 shares of common stock, par value $.01 per share of the Issuer (the "Common Stock"). Purchases may be made in open market or private transactions, subject to market conditions and with an objective to ultimately make a profit on the investment in the Issuer. No time limit has been set for completion of any purchases, and purchases may be discontinued at any time, or from time to time.

               The Reporting Persons note the Issuer's recently updated financial results for the nine months ended September 30, 1998 and, in particular, the Issuer's positive cash flow from operating activities for the nine months ended September 30, 1998.

               The Reporting Persons or the Reporting Group Related Persons may consider various other alternatives with respect to their investment in the Issuer in addition to the proposed purchases described above, including, but not limited to, (i) increasing their ownership in the Issuer through the future acquisition of additional shares of Common Stock in the open market, privately negotiated transactions or otherwise, (ii) attempting to communicate with, and influence, the Board of Directors of the Issuer, (iii) making a proposal to the Issuer for a merger, business combination, liquidation or other extraordinary transaction, (iv) communicating with other stockholders regarding their investment in the Issuer, and in that connection requesting a list of stockholders in accordance with applicable Delaware law, and (v) entering into arrangements with third parties who may be interested in joining with the Reporting Persons or the Reporting Group Related Persons to acquire control of the Issuer, which arrangements may contemplate the sale or disposition of portions of the Issuer's assets to such third parties after control is obtained. The Reporting Persons may also dispose of all or a portion of the Reporting Persons' investment in the Issuer in the open market or otherwise. Common Stock owned by the Reporting Persons may be subject to various collateral arrangements effected with banking and financial institutions from time to time in the ordinary course of business.

               The Reporting Persons' determination with respect to the foregoing possibilities will depend upon various factors, including, but not limited to, market activity in the shares of Common Stock, the Reporting Persons' further evaluation of the Issuer and its prospects, general market and economic conditions (including conditions affecting the Issuer's industry in general), other opportunities available to the Reporting Persons and other factors the Reporting Persons may deem relevant to its investment decision.

Item 5.  Interest in Securities of the Issuer.

               (a) The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 8,554,938 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, for the fiscal quarter ending September 30, 1998. As of the close of business on December 7, 1998, each Reporting Person beneficially owned 46,065 shares of Convertible Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock" or the "Preferred Stock"), which may be immediately converted into 4,606,500 shares of Common Stock, and a Warrant (the "Warrant") to purchase up to 500,000 shares of Common Stock, which constitutes approximately 37.38% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). Of that amount, AP NH directly owns 46,065 shares of Series A Preferred Stock and the Warrant, and AREIF II and AREA II indirectly own the shares beneficially owned by AP NH. In addition, AREIF II beneficially and directly owns a warrant (acquired in October 1996) to purchase up to 100,000 shares of Common Stock, and AREA II indirectly owns the shares beneficially owned by AREIF II

               (b) Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

               (c), (d) and (e). Not Applicable.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


785517.2

--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  6   of  7  Pages
                        (Amendment No. 1)
--------------------                              -----------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

               Preferred Stock. The following is a summary of the respective designations, preferences and rights of the Series A Preferred Stock as set forth in the Certificate of Designation, Preference and Rights filed with the State of Delaware, Office of the Secretary of State ("Series Designation").

1. Dividends. The holders of Series A Preferred Stock are not entitled to receive dividends. So long as any shares of Preferred Stock remain outstanding, the Issuer may not declare or pay any cash dividends or make any other distributions with respect to the Common Stock.

2. Liquidation Preferences. The Preferred Stock has no liquidation preferences.

3. Voting Rights. The holders of Series A Preferred Stock are entitled to vote on all matters presented to the Issuer's stockholders for a vote and, except with respect to the election of Directors, each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share as shall equal the number of shares of the Issuer's common stock into which such share of Series A Preferred Stock is then convertible. Initially, each share of Series A Preferred Stock is convertible into 100 shares of Common Stock.

In addition, the holders of Series A Preferred Stock, as a class, are entitled to elect four directors to the Issuer's Board of Directors ("Preferred Directors").

Upon the occurrence of an event of default as defined in the Series Designation, the holders of Series A Preferred Stock will become entitled to elect a majority of the Issuer's Board of Directors. Events of default include a default under the Stock Purchase Agreement and the passage of fifteen days thereafter.

A majority vote of the holders of the outstanding Series A Preferred Stock is required in order to approve certain transactions including: (i) the amendment of the Issuer's Certificate of Incorporation so as to adversely affect the rights of the holders of Series A Preferred Stock or any of the provisions of the Certificate of Designation; (ii) authorize, create or issue any class of capital stock that is senior to or pari passu with the Series A Preferred Stock or (iii) enter into a transaction having a total value in excess of $250,000 per transaction except under certain conditions.

4. Conversion of Preferred Stock into Common Stock. As of the date of this Amendment, each share of Series A Preferred Stock was convertible into 100 shares of Common Stock or 4,606,500 shares in the aggregate. The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock is subject to adjustment to reflect certain transactions affecting the Common Stock such as issuance of Common Stock at less than $0.9226 per share, stock dividends, splits, reverse splits, etc.

5. Redemption. Commencing on January 1, 2001, the Issuer may, at its option, redeem all (but not less than all) shares of Preferred Stock at a price per share equal to the redemption price of $92.26 per share ("Redemption Price") plus all accrued but unpaid dividends.

Warrants

The Warrant entitles AP NH to purchase up to 500,000 shares of Common Stock at an exercise price of $1.50 per share. The other warrant entitles AREIF II to purchase up to 100,000 shares of Common Stock at an exercise price of $1.50 per share. The warrants are exercisable at any time or from time to time before November 14, 2006. The exercise price and number of shares purchasable are subject to adjustment to reflect certain transactions affecting the Common Stock such as the issuance of Common Stock at less than $0.9226 per share, stock dividends, splits, reverse splits, etc.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


785517.2

--------------------                              -----------------------------
CUSIP No. 65333G105        SCHEDULE 13D             Page  7   of  7  Pages
                        (Amendment No. 1)
--------------------                              -----------------------------

Registration and Pre-Emptive Rights

Pursuant to the terms and provisions of the Registration and Pre-Emptive Rights Agreement, dated as of November 14, 1996, between the Issuer and AP NH, the Issuer granted AP NH (i) with respect to certain issuances of capital stock of the Issuer, certain pre-emptive rights to purchase such number of shares of capital stock of the Issuer as will allow AP NH to maintain its proportionate interest in the Issuer's outstanding capital stock and (ii) certain piggy-back and demand registration rights with respect to the capital stock of the Issuer held by AP NH.

Reference is made to Exhibits 1-5 to the original Schedule 13D for a complete description of the terms of the agreements among the Reporting Group and the Issuer.


                                    SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:   December 11, 1998


                    cAPOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                    By:   Apollo Real Estate Advisors II, L.P., General Partner

                          By:  Apollo Real Estate Capital Advisors II, Inc.,
                                its General Partner

                                By:/s/ Michael D. Weiner
                                   --------------------------------------------
                                           Name:   Michael D. Weiner
                                           Title:  Vice President

                    APOLLO REAL ESTATE ADVISORS II, L.P.

                    By: Apollo Real Estate Capital Advisors II, Inc.,
                        General Partner

                        By: /s/ Michael D. Weiner
                            --------------------------------------------
                                    Name:   Michael D. Weiner
                                    Title:  Vice President

                    AP NH LLC

                    By:  AP GP NH LLC,
                         its Managing Member

                         By:     KRONUS PROPERTY, INC., its Managing
                                 Member

                                 By: /s/ Michael D. Weiner
                                    -------------------------------------
                                          Name:   Michael D. Weiner
                                          Title:  Vice President


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


785517.2